UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This amendment to the current report on Form 6-K of Alpha Technology Group Ltd (the “Company”) is being furnished to update the voting methods available to the shareholders of the Company as set forth in the Form 6-K originally filed on January 12, 2024 (the “Original 6-K”). Shareholders entitled to vote may do so at the Company’s 2024 Extraordinary General Meeting of Shareholders (the “Meeting”) or (i) vote online at www.transhare.com, (ii) vote by sending an email to akotlova@bizsolaconsulting.com, (iii) vote by sending a fax to 1.727. 269.5616, or (iv) vote by mail sent to the attention of: Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764. Votes must be received by 11.59 pm EST on February 13, 2024.

In connection with the Meeting, the Company hereby furnishes the updated notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2, respectively.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, dated January 23, 2024, to be mailed to the shareholders of the Company in connection with the Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Limited

Date: January 23, 2024	By:	/s/ Tsang Chun Ho, Anthony
	Name:	Tsang Chun Ho, Anthony
	Title:	Executive director and president

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